

# ZEKOND L.L.C

## Annual Review

### Driving Digital Success

ZEKOND L.L.C is an online advertising company specializing in data-driven marketing solutions. Since 2022, we have empowered businesses through SEM, social media, display, and video advertising. Our expert team uses advanced technologies like programmatic advertising and AI to deliver personalized, effective campaigns. Committed to innovation and client success, ZEKOND L.L.C is your partner in achieving digital growth.

Ricardo Rodriguez, CPA
RODRIGUEZCPALLC@GMAIL.COM
3426 W 84th St Bay 103G
Hialeah, FL 33018

# ZEKOND L.L.C

2450 NE 135th ST
Apt 310
North Miami, FL 33181

Annual Report for the Fiscal Years Ended December 31, 2022 – 2023

## Item 1. Business

### Company Background

The company ZEKOND L.L.C is a premier online advertising company dedicated to helping businesses of all sizes achieve their marketing goals through innovative digital advertising solutions. Established in 2022, our company has grown to become a trusted partner for clients, ranging from small startups to larger companies.
The company's fiscal year is the 52 – 53-week period that ends on the last day of December.

### Services

The company's advertising services include its own platforms.

- Search Engine Marketing (SEM): Leveraging advanced strategies to enhance visibility and drive qualified traffic to your website.

- Social Media Advertising: Creating impactful campaigns on platforms such as Facebook, Instagram, LinkedIn, and Twitter to reach your target audience effectively.

- Display Advertising: Designing eye-catching banner ads and managing placements to maximize exposure and engagement.

- Video Advertising: Producing and distributing high-quality video ads that capture attention and convey your brand's message powerfully.

### Markets and Distribution

The company's customers are primarily in the consumer, small and mid-sized business, education, and enterprise markets. The Company sells its services in most of its major markets directly to consumers, small and mid-sized businesses. During 2022, the Company's net sales through its direct and indirect distribution channels accounted for 100% of total net sales.

### Competition

The market for the Company's services is highly competitive and is characterized by aggressive price competition. This results on downward pressure on gross margins, frequent introduction of new services, evolving industry standards, continual improvement in service price and performance characteristics, rapid adoption of technological advancements by competitors, and price sensitivity on the part of consumers and businesses. Many of the Company's competitors seek to compete primarily through aggressive pricing and very low-cost structures, and by imitating the Company's services and infringing on its intellectual property.

The Company's ability to compete successfully depends heavily on ensuring the continuing and timely introduction of innovative services and technologies to the marketplace.

### Human Capital

The Company believes it has a talented, motivated, and resolute team, and works to create an inclusive, safe, and supportive environment for all its team members.

**Properties**

The Company's headquarters is in North Miami, Florida. As of January 27, 2022, the Company believes its existing facilities and equipment are in good operating condition and are suitable for the conduct of its business.

**Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations**

The following discussion should be read in conjunction with the consolidated financial statements. This section of this Annual review discusses 2023 and 2022 items and year-to-year comparisons between 2023 and 2022.

Key performance indicators show impressive results, with revenue growth year-over-year. The company's profit margins have seen a substantial improvement, reflecting efficient cost management and value-driven strategies.

Efforts in effective cost management have successfully reduced operational expenses, allowing the company to reinvest in critical areas of the business. Strategic marketing investments have not only driven increased sales but also lowered customer acquisition costs, demonstrating the effectiveness of targeted campaigns.

Customer satisfaction remains a top priority, and the customer retention rate has increased. This is a testament to the company's dedication to providing exceptional service and building long-term relationships with clients.

Looking ahead, the company plans to continue to focus on operational efficiency, customer satisfaction, and strategic investments to drive further growth. We are confident that the company's robust financial health and initiative-taking approach will enable it to navigate any challenges and capitalize on new opportunities.

# CERTIFICATION

**I, Tonny Roberts Perez, certify that**:

**1.** I have reviewed this annual report and consolidated Financial Statements.

**2.** Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, considering the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

**3.** Based on my knowledge, the financial statements, and other financial information included in this report, present in all material respects the financial condition, results of operations and cash flows of the business as of, and for, the periods presented in this report.

**4.** I am responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting.

**5.** I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the business accountants:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: June 19, 2024

By: *Tonny Roberts Perez*
President and Founder

# ZEKOND L.L.C
## Consolidated Statement of Operations
## From Jan 2022 to December 2023

| | Years Ended | | |
| Financial Row | December 31, 2022 | December 31, 2023 | Year-Over-Year Variance |
| --- | --- | --- | --- |
| | Amount | Amount | Amount |
| **Ordinary Income/Expense** | | | |
| **Income** | | | |
| **Sales Revenue** | | | |
| Service Fee Revenue | $0.00 | $50,097.00 | $50,097.00 |
| Subscription Revenue | | | |
| **Total - Sales** | **$0.00** | **$50,097.00** | **$50,097.00** |
| **Total - Income** | **$0.00** | **$50,097.00** | **$50,097.00** |
| **Expense** | | | |
| **Selling Expenses** | | | |
| Advertising | $0.00 | $3,109.00 | $3,109.00 |
| **Total - Advertising** | **$0.00** | **$3,109.00** | **$3,109.00** |
| **General & Administrative Expense** | | | |
| Supplies Expense | $0.00 | $0.00 | $0.00 |
| Automobile Expense | $0.00 | $895.00 | $895.00 |
| Hosting Service Expense | $0.00 | $4,034.00 | $4,034.00 |
| Bank Service Charges | $0.00 | $105.00 | $105.00 |
| **Professional Fees** | | | |
| Professional Services - SubContractors | $0.00 | $18,950.00 | $18,950.00 |
| **Total - Professional Fees** | **$0.00** | **$18,950.00** | **$18,950.00** |
| **Facilities Related Expense** | | | |
| Repair & Maintenance | $0.00 | $92.00 | $92.00 |
| Utilities | $0.00 | $198.00 | $198.00 |
| Office Rent | $0.00 | $3,600.00 | $3,600.00 |
| **Total - Facilities Related Expense** | **$0.00** | **$3,890.00** | **$3,890.00** |
| **IT Expenses** | | | |
| Computer - Office Expense | $0.00 | $3,947.00 | $3,947.00 |
| Purchased Software | $0.00 | $2,012.00 | $2,012.00 |
| **Telephone Expense** | | | |
| Internet | $0.00 | $0.00 | $0.00 |
| Cellular | $0.00 | $745.00 | $745.00 |
| **Total - Telephone Expense** | **$0.00** | **$745.00** | **$745.00** |
| **Total - IT Exp** | **$0.00** | **$6,704.00** | **$6,704.00** |
| **Total - Expense** | **$0.00** | **$37,687.00** | **$37,687.00** |
| **Net Ordinary Income** | **$0.00** | **$12,410.00** | **$12,410.00** |
| **Other Income and Expenses** | | | |
| Other Income | $0.00 | $0.00 | $0.00 |
| **Total - Other Income** | **$0.00** | **$0.00** | **$0.00** |
| **Other Expenses** | | | |
| Interest Expense | $0.00 | $0.00 | $0.00 |
| **Total - Other Expenses** | **$0.00** | **$0.00** | **$0.00** |
| **Net Other Income** | **$0.00** | **$0.00** | **$0.00** |
| **Net Income** | **$0.00** | **$12,410.00** | **$12,410.00** |

# ZEKOND L.L.C
## Consolidated Balance Sheets
### End of December 2022 - 2023

| | Years Ended | | |
| --- | --- | --- | --- |
| | December 31, 2022 | December 31, 2023 | Year-Over-Year Variance |
| ASSETS | Amount | Amount | Amount |
| **Current Assets** | | | |
| **Bank** | | | |
| Cash on Hand | $0.00 | $1,550.00 | $1,550.00 |
| **Total Bank** | **$0.00** | **$1,550.00** | **$1,550.00** |
| **Accounts Receivable** | | | |
| Trade Receivables | $0.00 | $50,097.00 | $50,097.00 |
| Other Receivables | $0.00 | $0.00 | $0.00 |
| **Total Accounts Receivable** | **$0.00** | **$50,097.00** | **$50,097.00** |
| **Other Current Asset** | | | |
| **Prepaid Expenses** | | | |
| Prepaid - Insurance | $0.00 | $0.00 | $0.00 |
| Prepaid - Deposits | $0.00 | $0.00 | $0.00 |
| Prepaid - Advertising | $0.00 | $0.00 | $0.00 |
| **Total - Prepaid Expenses** | **$0.00** | **$0.00** | **$0.00** |
| **Total Other Current Asset** | **$0.00** | **$0.00** | **$0.00** |
| **Total Current Assets** | **$0.00** | **$51,647.00** | **$51,647.00** |
| **Fixed Assets** | | | |
| **Property, Plant & Equipment** | | | |
| Furniture & Fixtures | $0.00 | $3,947.00 | $3,947.00 |
| IT Equipment | $0.00 | $0.00 | $0.00 |
| **Total - Property, Plant & Equipment** | **$0.00** | **$3,947.00** | **$3,947.00** |
| **Accumulated Depreciation - Fixed Assets** | | | |
| Acc Depr - Furniture & Fixtures | $0.00 | $0.00 | $0.00 |
| Acc Depr - IT Equipment | $0.00 | $0.00 | $0.00 |
| **Total - Accumulated Depreciation - Fixed Assets** | **$0.00** | **$0.00** | **$0.00** |
| **Total ASSETS** | **$0.00** | **$55,594.00** | **$55,594.00** |
| **Current Liabilities** | | | |
| Accounts Payable - Trade | $0.00 | $37,687.00 | $37,687.00 |
| Accounts Payable Accruals | $0.00 | $0.00 | $0.00 |
| **Total Accounts Payable** | **$0.00** | **$37,687.00** | **$37,687.00** |
| **Accrued Liabilities** | | | |
| Accr. Liab - Other | $0.00 | $0.00 | $0.00 |
| **Total - Accrued Liabilities** | **$0.00** | **$0.00** | **$0.00** |
| **Other Current Liabilities** | | | |
| Line of Credit Payable | $0.00 | $0.00 | $0.00 |
| Accrued Interest | $0.00 | $0.00 | $0.00 |
| **Total - Other Current Liabilities** | **$0.00** | **$0.00** | **$0.00** |
| **Total Current Liabilities** | **$0.00** | **$37,687.00** | **$37,687.00** |
| **Long Term Liabilities** | | | |
| Other Liabilities - Non-Current | $0.00 | $0.00 | $0.00 |
| **Total - Long-Term Liabilities** | **$0.00** | **$0.00** | **$0.00** |
| **Total Long Term Liabilities** | **$0.00** | **$0.00** | **$0.00** |
| Retained Earnings | $0.00 | $5,497.00 | $5,497.00 |
| Net Income | $0.00 | $12,410.00 | $12,410.00 |
| **Total Equity** | **$0.00** | **$17,907.00** | **$17,907.00** |
| **Total Liabilities & Equity** | **$0.00** | **$55,594.00** | **$55,594.00** |

# ZEKOND L.L.C
## Cash Flow Statement
## For the Year Ended December 2023

| Cash Flow Statement | Amount |
|---|---:|
| **Operating Activities** | |
| Net Income | $12,410.00 |
| **Adjustments to Net Income** | |
| Accounts Receivable | ($50,097.00) |
| Inventory Asset | $0.00 |
| Other Current Asset | $0.00 |
| Accounts Payable | $37,687.00 |
| Sales Tax Payable | $0.00 |
| Other Current Liabilities | $0.00 |
| **Total Adjustments to Net Income** | **($12,410.00)** |
| **Total Operating Activities** | **$0.00** |
| **Investing Activities** | |
| Fixed Asset | ($3,947.00) |
| Other Asset | $0.00 |
| **Total Investing Activities** | **($3,947.00)** |
| **Financing Activities** | |
| Long Term Liabilities | $0.00 |
| Other Equity | $0.00 |
| **Total Financing Activities** | **$0.00** |
| **Net Change in Cash for Period** | **($3,947.00)** |
| **Cash at Beginning of Period** | **$1,550.00** |
| **Effect of Exchange Rate on Cash** | **$0.00** |
| **Cash at End of Period** | **($2,397.00)** |

# ZEKOND L.L.C
## Statement of Stockholder's Equity
## For the Year Ended December 2023

| | Common Stock, $1 Par | Paid-In Capital in Excess of Par | Retained Earnings | Treasury Stock | Total Stockholder's Equity |
|---|---|---|---|---|---|
| Balance as of January 1 | $0.00 | $0.00 | $5,497.00 | $0.00 | $5,497.00 |
| Issued Shares for Cash | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 |
| Purchase of Treasury Stock | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 |
| Net Income | $0.00 | $0.00 | $12,410.00 | $0.00 | $12,410.00 |
| Cash Dividends | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 |
| Stock Dividends | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 |
| **Balance on December 31** | **$0.00** | **$0.00** | **$17,907.00** | **$0.00** | **$17,907.00** |

| Shareholder | Position | Common Shares | Preferred Shares | Total Shares | % Ownership |
|---|---|---|---|---|---|
| Tonny R Perez | President, Founder | 100 | 0 | 100 | 100% |